United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 3 July 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

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COCA-COLA EUROPACIFIC PARTNERS

Results for the six months ended 3 July 2026

Strong first half performance; full-year guidance reaffirmed

H1 2026 Total CCEP Key Financial Metrics[1]	As Reported		Comparable [1]	Change vs H1 2025
				As Reported	Comparable [1]	Comparable FXN [1]
Volume (M UC)[2]	2,041		2,041	5.6%*
Revenue per UC[2],[3] (€)			5.34			0.4%
Revenue (€M)	10,724		10,724	4.4%	4.4%	6.1%
Operating profit (€M)	1,458		1,481	6.9%	6.5%	8.1%
Diluted EPS (€)	2.17		2.20	9.1%	9.2%	10.6%
Comparable free cash flow (€M)			435
Interim dividend per share (€)		0.82
* Volume disclosed on a reported basis which includes six additional consumption days versus the comparative period. On a days adjusted basis Group volumes grew by 2.2% (Europe: +1.6%; APS: +3.5%)[4]. Volume % throughout the release refers to days adjusted movements unless otherwise stated.

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
"We delivered a strong first half, with balanced revenue growth, continued share gains and disciplined cost and cash management. Our performance reflects the strength of our broad beverage portfolio, the consumer demand for value and the relevance of our innovation across faster-growing categories such as zero sugar, energy and hydration, supported by quality in-market execution and exciting activations including the FIFA World Cup.
“While the consumer environment remains challenging, and the full impact of the ongoing situation in the Middle East remains uncertain, our first half performance demonstrates the resilience of our business and the strength of our growth model.
“We are reaffirming our full-year guidance and remain focused on our strategic priorities which include; expanding cooler coverage, winning more customers and accelerating growth in the Philippines and Indonesia.
“We are actively managing pricing, promotions, discretionary spend and efficiencies, alongside record investment, with a focus on AI, technology and our supply chain, to drive future growth. We are confident we have the right strategy, the execution discipline and the brand partnerships to deliver on our mid-term objectives and create continued value for shareholders.”

___________________________
Note: All footnotes included alongside the ‘About CCEP’ section

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H1 Financial Summary

H1 2026 Metric[1]	As Reported		Comparable [1]	Change vs H1 2025
				As Reported	Comparable [1]	Comparable FXN [1]
Total CCEP
Volume (M UC)[2]	2,041		2,041	5.6%
Revenue (€M)	10,724		10,724	4.4%	4.4%	6.1%
Cost of sales (€M)	6,936		6,934	4.5%	4.4%	6.3%
Operating profit (€M)	1,458		1,481	6.9%	6.5%	8.1%
Profit after taxes (€M)	991		1,007	5.8%	5.9%	7.5%
Diluted EPS (€)	2.17		2.20	9.1%	9.2%	10.6%
Revenue per UC[2],[3] (€)			5.34			0.4%
Cost of sales per UC[2],[3] (€)			3.46			0.6%
Comparable free cash flow (€M)			435

Interim dividend per share* (€)		0.82

Europe
Volume (M UC)[2]	1,308		1,308	5.0%
Revenue (€M)	7,911		7,911	5.9%	5.9%	6.4%
Operating profit (€M)	1,110		1,133	3.7%	7.6%	8.1%
Revenue per UC[2],[3] (€)			6.08			1.3%

APS (Australia, Pacific & Southeast Asia)
Volume (M UC)[2]	733		733	6.9%
Revenue (€M)	2,813		2,813	0.4%	0.4%	5.4%
Operating profit (€M)	348		348	18.4%	3.3%	8.3%
Revenue per UC[2],[3] (€)			4.03			(1.5)%
*First half interim dividend per share of €0.82 (declared at Q1 & paid in May), calculated as 40% of the FY25 dividend
Volume disclosed on a reported basis which includes six additional consumption days versus the comparative period. On a days adjusted basis Group volumes grew by 2.2% (Europe: +1.6%; APS: +3.5%)[4].

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Winning today, creating tomorrow: delivering against our strategic priorities
Broaden total beverage portfolio
•Continued focus on innovation in zeros; H1 volumes up ~10%
•Strong Coke Zero Sugar Zero Caffeine performance post relaunch
•Sports +12% driven by Powerade innovation & activation (inc. launch in Indonesia)
•Strong growth in Energy supported by wider distribution & successful innovation e.g.Viking Berry; share +230bps

Win through execution
•Biggest ever FIFA World Cup activation; over 500k displays
•>80k new coolers added (~5% total increase) driving distribution & mix
•New customer wins including; Parkdean Resorts & Papa John’s (GB), Dominos (Aus) & Marriott
•Deposit Return Scheme launched in Portugal; cross border recycling programme launched across Pacific Islands

Sharpen competitiveness
•Innovative cross-channel promotions driving engagement
•Efficiencies drove margin expansion with further reduction in opex % of revenue
•Scaling up new shared service capability in Manila; now over 250 colleagues

Scale Southeast Asia growth engine
•Indonesia sparkling volumes in growth - supported by new RTM model & innovation e.g. Sprite Nipis Mint & Coke Zero Vanilla
•Continued profitable topline momentum in the Philippines; EBIT margin close to 10% target
•New Philippines facility on track to start production in 2027

Unlock growth with AI & tech
•S/4HANA deployment on track & progressing well
•AI & data training workshops for 8,000 colleagues
•KIRA, our agentic AI application generating deeper brand insights & enabling faster market decisions
•Enhanced promo evaluation & pricing tools supporting more sophisticated Revenue & Margin Growth Management

Great brands, great people, great execution, done sustainably

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H1 & Q2 Revenue Highlights[1]
H1 Revenue: Reported +4.4%; FXN +6.1%
•Remain the #1 value creator[5] in retail, delivering more revenue growth for customers than any FMCG peers
•NARTD category[5] remains resilient: value +4%, volume +3%
•CCEP total value share[5] +20bps led by +30bps improvement in Europe, partly offset by 30bps decline in APS
•Transactions slightly behind volume growth; ahead in APS & behind in Europe, primarily reflecting growth of large format packs
•Volume +2.2%[4],[6]
–By geography:
◦Europe +1.6% reflecting great in-market execution, innovation & growth of large format packs in the Home channel
◦APS +3.5% reflecting:
▪Australia/Pacific (AP): low single-digit increase driven by continued momentum with high-digit growth across PNG, Pacific Islands & NZ; mid single-digit increase excluding impact of Suntory alcohol exit in Australia & NZ
▪Southeast Asia (SEA): volumes growing mid single-digit with encouraging sparkling growth in Indonesia (cycling H1’25 -14.8%) & solid performance in the Philippines
–By channel:
Away from Home (AFH) +1.6%, Home +3.5%
◦Europe: AFH -0.6% (Q1: -1.2%), Home +3.1% (Q1: +3.1%)
◦APS: AFH +4.0% (Q1: +2.5%), Home +5.0% (Q1: +2.4%)
▪Revenue per unit case +0.4%[2],[3] reflects positive headline pricing, promotional optimisation & positive pack mix, partly offset by Suntory alcohol exit
◦Europe: +1.3% reflecting positive brand mix, headline price increases & promotional optimisation, partly offset by negative pack mix impact from growth of large pack formats
◦APS: -1.5% reflecting positive brand & pack mix, headline price increases & promotional optimisation, offset by ~3% impact of Suntory exit
Q2 Revenue: Reported +2.5%; FXN +3.3%
•Volume +3.2%[4],[6]
–By geography:
◦Europe +2.3% supported by great activation especially around FIFA World Cup & favourable weather in June – reflected in continued share improvement
◦APS +5.0% reflecting:
▪AP: broadly flat (low single-digit increase excluding Suntory exit) reflecting double-digit growth in PNG offsetting low single-digit decline in Australia (cycling tough comparables)
▪SEA: high single-digit increase reflecting solid performance in the Philippines & encouraging growth in Indonesia
–By channel: AFH +2.8%, Home +4.3%
◦Europe: AFH +0.5%, Home +3.6%
◦APS: AFH +5.5%, Home +7.5%
▪Revenue per unit case +0.1%[2],[3]
◦Europe: +1.3% reflecting positive brand mix, headline pricing & promotional optimisation, partly offset by negative pack mix from growth of large pack formats
◦APS: -2.9% driven by impact of Suntory exit

Volume %s refer to days adjusted movements.

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H1 Highlights & FY26 Guidance[1]
H1 Highlights
•Operating profit: Reported +6.9%; Comparable FXN +8.1%
◦Cost of sales per unit case +0.6%[2],[3] (H1 25: +3.6%) reflecting increased revenue per unit case driving higher concentrate costs, manufacturing inflation & tax impacts
◦Comparable operating profit of €1,481m, +8.1%[3] reflecting topline growth, productivity & efficiency programmes & management of discretionary spend. Reported operating profit of €1,458m, +6.9%
◦Comparable diluted EPS of €2.20, +10.6%[3] (reported €2.17, +9.1%)
•Comparable free cash flow: €435m reflecting solid performance (net cash flows from operating activities of €1,035m)
•Dividend per share €0.82 (declared Q1, paid in Q2) calculated as ~40% of FY25 dividend

FY26 guidance reaffirmed[1]
Outlook for FY26 remains unchanged & reflects our current assessment of market conditions. Unless stated otherwise, guidance is on a comparable & FX-neutral basis.
(Based on current spot rates, FX represents a full year headwind of ~40 basis points to revenue & ~10 basis points to operating profit)

•Revenue: growth of 3% to 4%
◦Six extra days in Q1 26, six fewer in Q4 26
◦Impact from exit of Suntory alcohol distribution in Australia (ended June '25) & NZ (ended Dec '25): FY impact on group revenue ~0.5%
▪Cost of sales per UC: comparable growth of ~1.5%
◦Commodities hedged at ~90% for FY26
◦Concentrate directly linked to revenue per UC through incidence pricing
▪Operating profit: growth of ~7%
▪Comparable effective tax rate: ~26%
▪CAPEX: ~5% of revenue (including leases)
▪Comparable free cash flow: at least €1.7bn
▪Dividend payout ratio: ~50%[7] based on comparable EPS
▪Share buyback: €1bn over the course of the year; €593m complete as at 31 July

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SECOND QUARTER & FIRST HALF REVENUE PERFORMANCE BY GEOGRAPHY[1]
All values are unaudited and all volume %s refer to days adjusted movements.

	Second Quarter			First Half
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,575	4.6%	4.0%	2,861	7.1%	6.4%
Germany	862	0.1%	0.1%	1,619	4.7%	4.7%
Great Britain	970	3.4%	5.5%	1,792	5.6%	8.7%
Iberia[9]	955	4.6%	4.6%	1,639	5.4%	5.4%
Total Europe	4,362	3.4%	3.7%	7,911	5.9%	6.4%
Australia / Pacific[11]	785	1.7%	(2.5)%	1,662	3.0%	2.7%
Southeast Asia[12]	576	(3.2)%	7.9%	1,151	(3.3)%	9.0%
Total APS[4]	1,361	(0.4)%	2.0%	2,813	0.4%	5.4%

Total CCEP[4]	5,723	2.5%	3.3%	10,724	4.4%	6.1%
FBN[8]
▪H1 low single-digit volume increase; all markets growing in Q2, including France now cycling sugar tax, reflecting great execution & favourable weather.
▪Double-digit growth in Monster driven by innovation, distribution gains & new listings in France, Sweden & the Netherlands.
▪France sugar tax contributed to decline in Coca-Cola Original Taste, offset by double-digit growth of Coca-Cola Zero Sugar. Strong growth in Powerade, Sprite & Chaudfontaine.
▪H1 revenue/UC[10] growth driven by headline price increase, French sugar tax (March 2025) & positive mix driven by Monster & growth in small packs.
Germany
•H1 volume in slight decline reflecting continued consumer focus on affordability & value for money.
•Double-digit growth in Coca-Cola Zero Sugar & Zero sugar flavours partly offset declines in Coca-Cola Original Taste.
•Strong Monster growth supported by Zero variants & innovation e.g.Viking Berry.
•Good growth in Powerade driven by new pack formats, flavour extensions & FIFA World Cup activation.
•H1 revenue/UC[10] growth driven by positive brand & pack mix as well as annualisation of headline price increase implemented in Q3 last year.
Great Britain
•H1 mid single-digit volume growth reflecting great FIFA World Cup activation & favourable weather in Q2.
•Strong volume growth in Coca-Cola Zero Sugar driven by launch of Cherry Float. Continued Diet Coke momentum, supported by new Cherry variant & Devil Wears Prada collaboration.
•Double-digit Monster growth supported by innovation e.g.Viking Berry & Ultra Vice Guava. Volumes also benefited from new Smartwater listings & growth in Powerade driven by new pack formats, flavour extensions & FIFA World Cup activation.
•H1 revenue/UC[10] growth driven by headline price increase in Q2 & positive mix from Monster partly offset by water.
Iberia[9]
•H1 low single-digit volume growth driven by strong Q2 across Home & AFH.
•Sports volume growth driven by growing distribution & new listings, as well as launch of Aquarius Extra. Double-digit RTD Tea growth reflected sustained Fuze Tea momentum strengthened by new QSR listing.
•Volume benefitted from good growth in Flavours, supported by launch of Fanta Exotic & Sprite Chill, as well as double-digit growth in Monster.
•H1 revenue/UC[10] growth driven by headline price increase partly offset by negative channel & pack mix from growth in QSR.

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Australia / Pacific[11]
•Mid single-digit volume increase (excluding alcohol) with growth in all markets (PNG & Pacific Islands growing double-digit). Revenue excluding alcohol +10%.
•Coke Trademark volume growth in H1 driven by strong growth in Coca-Cola Zero Sugar & improved performance in Coca-Cola Original Taste. Grinders coffee continued to deliver double-digit volume growth & is now #1 coffee bean brand in Grocery in Australia. Sprite performed well with mid single-digit growth supported by Zero.
•Double-digit Energy growth driven by continued strength of Ultra White & launch of both Lando Norris & Ultra Blue Hawaiian in Australia.
•Revenue/UC[10] reflects impact of Suntory exit in Australia & New Zealand. Excluding alcohol, revenue/UC grew low single-digit, supported by headline price increases & positive mix from growth of small pack formats partly offset by growth in Coffee.

Southeast Asia[12]
•Solid mid single-digit volume growth in both the Philippines & Indonesia.
•Coke Trademark volume growth in the Philippines driven by continued strength of Coca-Cola Original Taste & double-digit increase in Coca-Cola Zero Sugar. Good growth in Sprite Zero and Royal following new campaign & launch of Grape & Lychee variants. High single-digit growth in Wilkins Pure water supported by new QSR listings.
•Sparkling volume growth in Indonesia driven by Coca-Cola Zero Sugar, Fanta & Sprite, supported by innovation (Coca-Cola Zero Vanilla, Fanta Fruit Punch & Sprite Nipis Mint) & supported by the new RTM model. Encouraging early performance from recent launch of Powerade in the growing Sports category.
•Revenue/UC[10] growth driven by headline price increases in the Philippines implemented H2’25 offset by adverse mix from growth in Water.

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Q2 & H1 VOLUME PERFORMANCE BY CATEGORY[1],[4],[6]
All values are unaudited and all volume %s refer to days adjusted movements.

	Second Quarter		First Half
	% of Total	% Change	% of Total	% Change
Coca-Cola®	58.9%	2.1%	58.5%	1.3%
Flavours & Mixers	20.7%	1.2%	21.5%	1.1%
Water, Sports, RTD Tea & Coffee[13]	12.4%	9.5%	12.0%	5.6%
Other inc. Energy	8.0%	7.4%	8.0%	8.0%
Total	100.0%	3.2%	100.0%	2.2%

Coca-Cola®
Q2: +2.1%; H1: +1.3%
•Solid growth driven by the launch of new variants (e.g. Cherry Float in Original Taste & Zero Sugar), 500ml cans & Zero Caffeine in new black & gold packaging underpinned by fantastic activation & execution (FIFA World Cup & Premier League campaigns).
•Growth in Coca-Cola Trademark led by Coke Zero Sugar +10.7%, with good growth across both Europe & APS. Coke Original Taste declined 2.6% with growth in APS offset by Europe. Improved Diet Coke performance supported by new Cherry flavour & Devil Wears Prada movie campaign.

Flavours & Mixers
Q2: +1.2%; H1: +1.1%
•Sprite H1 +5.9% with solid growth in Europe supported by the launch of Sprite Chill & limited-edition flavour variants in GB. Growth in APS reflects strong growth of Sprite Zero in the Philippines & the launch of Sprite Nipis Mint in Indonesia.
•Fanta H1 -0.6% with performance supported by growth in zero variants including new visual identity, upweighted meals activation, new flavours (e.g. Mango), pack introductions (e.g.1L Fruit Punch in Indonesia) & impactful Xbox campaigns.

Water, Sports, RTD Tea & Coffee[13]
Q2: +9.5%; H1: +5.6%
•Water +6.5% reflecting new Smartwater listings in GB, growth of Chaudfontaine in FBN & Wilkins Pure in the Philippines.
•H1 Sports +12.1% (Q2: +18%) driven by continued growth of Aquarius in Spain. Powerade grew double-digit driven by great FIFA World Cup activation, new packs, limited edition flavours & distribution gains.
•RTD -3.1% H1 (Q2: +1.9%) with Fuze Tea delivering strong growth in Spain offset by decline in Germany & Indonesia (where category is in decline).

Other inc. Energy
Q2: +7.4%; H1: +8.0%
•Energy grew +18.6% driven by innovation (e.g. Viking Berry & Ultra Blue Hawaiian), distribution gains, growth in multipacks & continued strength of original variants e.g. Ultra White. Energy share +230bps.
•ARTD momentum continued with launch of new Spiced rum Bacardi & Coke (Aus & GB), Absolut Sprite Pineapple & new sleek cans. Exit of Suntory alcohol distribution in Australia & NZ impacted volumes as previously announced.

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Conference Call
•4 August 2026 at 12:00 BST, 13:00 CEST & 7:00 a.m. EDT; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•Third quarter trading update: 3 November 2026
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett            Matt Sharff         Samina Khan        Dimitar Todorchev                    sarah.willett@ccep.com        msharff@ccep.com    skhan@ccep.com    dtodorchev@ccep.com

Media Relations Contacts
mediaenquiries@ccep.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049)
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn

___________________________
1.Refer to ‘Note regarding the presentation of alternative performance measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Comparable volume growth rates are calculated on an Average Daily Sales (ADS) basis
5.External data sources: Nielsen & IRI Period 6 YTD
6.Adjusted for consumption days shift with six additional consumption days H1’26 versus H1’25
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia
13.RTD refers to ready to drink

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward-looking statements include, but are not limited to, those set forth in the “Risk Factors” section of CCEP’s 2025 Annual Report on Form 20-F filed with the SEC on 13 March 2026 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; legal changes in our status; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives and capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

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Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.

"Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges. Comparable volume is also adjusted for consumption days.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Comparable EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short term investments. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

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Supplementary Financial Information - Items impacting comparability - Reported to Comparable
The following provides a summary reconciliation of the items impacting comparability for the six months ended 3 July 2026 and 27 June 2025:

First Six Months 2026
In millions of €, except per share data, which is calculated prior to rounding.	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	1,458	991	2.17

Items impacting comparability	23	16	0.03
Restructuring charges[1]	46	34	0.07
Property sale[2]	(23)	(16)	(0.04)
Net tax[3]	—	(2)	—
Comparable	1,481	1,007	2.20

First Six Months 2025
As Reported	1,364	937	1.99

Items impacting comparability	26	14	0.03
Restructuring charges[1]	46	29	0.07
Property sale[2]	(30)	(21)	(0.05)
Accelerated amortisation[4]	27	19	0.04
Litigation[5]	(19)	(13)	(0.03)
Acquisition and integration related costs[6]	2	2	—
Net tax[3]	—	(2)	—
Comparable	1,390	951	2.02
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[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent other income related to gains on the sale of property in Germany in 2026. In 2025, the Group recognised other income related to additional consideration received from the sale of a different property, also located in Germany.
[3] Amounts represent the deferred tax impact related to income tax rate and law changes.
[4] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the contractual agreements in 2025.
[5] Amounts represent the release of a provision that had been established in prior years in connection with a labour law matter in Germany, for which no future cash outflows are expected.
[6] Amounts represent costs associated with the acquisition and integration of CCBPI.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data, which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second Quarter Ended			Six Months Ended
	3 July 2026	27 June 2025	% Change	3 July 2026	27 June 2025	% Change
As reported	5,723	5,585	2.5%	10,724	10,274	4.4%
Adjust: Impact of fx changes	45	n/a	n/a	176	n/a	n/a
Fx-neutral	5,768	5,585	3.3%	10,900	10,274	6.1%

Revenue per unit case	5.38	5.38	0.1%	5.34	5.32	0.4%

Revenue Europe
As reported	4,362	4,218	3.4%	7,911	7,471	5.9%
Adjust: Impact of fx changes	11	n/a	n/a	35	n/a	n/a
Fx-neutral	4,373	4,218	3.7%	7,946	7,471	6.4%

Revenue per unit case	6.14	6.06	1.3%	6.08	6.00	1.3%

Revenue APS
As reported	1,361	1,367	(0.4)%	2,813	2,803	0.4%
Adjust: Impact of fx changes	34	n/a	n/a	141	n/a	n/a
Fx-neutral	1,395	1,367	2.0%	2,954	2,803	5.4%

Revenue per unit case	3.88	3.99	(2.9)%	4.03	4.09	(1.5)%

Revenue by Geography In millions of €	Six Months Ended 3 July 2026
	As reported	Reported % change	Fx-Neutral % change
Great Britain	1,792	5.6%	8.7%
Iberia[1]	1,639	5.4%	5.4%
Germany	1,619	4.7%	4.7%
France[2]	1,314	4.2%	4.2%
Belgium/Luxembourg	558	4.1%	4.1%
Netherlands	457	10.9%	10.9%
Norway	245	15.6%	10.4%
Sweden	242	15.2%	12.4%
Iceland	45	9.8%	9.8%
Total Europe	7,911	5.9%	6.4%
Australia	1,222	3.9%	0.5%
Philippines	979	(1.6)%	10.8%
New Zealand and Pacific Islands	308	(1.3)%	3.8%
Indonesia	172	(11.8)%	—%
Papua New Guinea	132	5.6%	20.8%
Total APS	2,813	0.4%	5.4%
Total CCEP	10,724	4.4%	6.1%
____________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Consumption Day Shift CCEP In millions of unit cases. Average daily sales data calculated prior to rounding.	Second Quarter Ended			Six Months Ended
	3 July 2026	27 June 2025	% Change	3 July 2026	27 June 2025	% Change
Volume	1,071	1,038	3.2%	2,041	1,932	5.6%
Consumption days	91	91	n/a	184	178	n/a
Average Daily Sales	11.77	11.41	3.2%	11.10	10.85	2.2%

Comparable Volume - Consumption Day Shift Europe
Volume	712	696	2.3%	1,308	1,246	5.0%
Consumption days	91	91	n/a	184	178	n/a
Average Daily Sales	7.82	7.65	2.3%	7.11	7.00	1.6%

Comparable Volume - Consumption Day Shift APS
Volume	359	342	5.0%	733	686	6.9%
Consumption days	91	91	n/a	184	178	n/a
Average Daily Sales	3.95	3.76	5.0%	3.99	3.85	3.5%
The calculation of comparable volume growth has been updated and is now based on consumption days (previously selling days), consistent with how management reviews volume performance. Comparable volume growth is calculated based on Average Daily Sales (ADS), dividing reported volumes by consumption days for each respective period.
Cost of Sales

Cost of Sales In millions of €, except per case data, which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	3 July 2026	27 June 2025	% change
As reported	6,936	6,637	4.5%
Adjust: Total items impacting comparability	(2)	6	n/a
Adjust: Restructuring charges[1]	(2)	(6)
Adjust: Litigation[2]	—	12
Comparable	6,934	6,643	4.4%
Adjust: Impact of fx changes	128	n/a	n/a
Comparable and Fx-neutral	7,062	6,643	6.3%

Cost of sales per unit case	3.46	3.44	0.6%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the release of a provision that had been established in prior years in connection with a labour law matter in Germany, for which no future cash outflows are expected.

For the six months ending 3 July 2026, reported cost of sales were €6,936 million, up 4.5% versus 2025. Comparable cost of sales for the same period were €6,934 million, up 4.4% versus 2025. Cost of sales per unit case increased by 0.6% on a comparable and fx-neutral basis, reflecting the impact of increased revenue per unit case driving higher concentrate costs, inflation in manufacturing and tax impacts.

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Operating Expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	3 July 2026	27 June 2025	% Change
As reported	2,353	2,303	2.2%
Adjust: Total items impacting comparability	(44)	(62)	n/a
Adjust: Restructuring charges[1]	(44)	(40)
Adjust: Accelerated amortisation[2]	—	(27)
Adjust: Litigation[3]	—	7
Adjust: Acquisition and Integration related costs[4]	—	(2)
Comparable	2,309	2,241	3.0%
Adjust: Impact of fx changes	26	n/a	n/a
Comparable and Fx-neutral	2,335	2,241	4.2%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the contractual agreements in 2025.
[3] Amounts represent the release of a provision that had been established in prior years in connection with a labour law matter in Germany, for which no future cash outflows are expected.
[4] Amounts represent costs associated with the acquisition and integration of CCBPI.
For the six months ending 3 July 2026, reported operating expenses were €2,353 million, up 2.2% versus 2025. Comparable operating expenses were €2,309 million for the same period, up 3.0% versus 2025, reflecting inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics. During the first half of 2026, as part of this programme, the Group recognised €44 million of operating expenses primarily related to expected severance payments. This compares to €40 million of restructuring charges within operating expenses incurred in the six month period ending 27 June 2025.
Operating Profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	3 July 2026	27 June 2025	% Change
As reported	1,458	1,364	6.9%
Adjust: Total items impacting comparability	23	26	n/a
Comparable	1,481	1,390	6.5%
Adjust: Impact of fx changes	22	n/a	n/a
Comparable & Fx-neutral	1,503	1,390	8.1%

Operating Profit Europe
As reported	1,110	1,070	3.7%
Adjust: Total items impacting comparability	23	(17)	n/a
Comparable	1,133	1,053	7.6%
Adjust: Impact of fx changes	5	n/a	n/a
Comparable & Fx-neutral	1,138	1,053	8.1%

Operating Profit APS
As reported	348	294	18.4%
Adjust: Total items impacting comparability	—	43	n/a
Comparable	348	337	3.3%
Adjust: Impact of fx changes	17	n/a	n/a
Comparable & Fx-neutral	365	337	8.3%

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Supplemental Financial Information - Effective Tax Rate
The effective tax rate was 26% for both the six months ended 3 July 2026 and 27 June 2025, and 23% for the year ended 31 December 2025.
For the six months ended 3 July 2026, the effective tax rate reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate of 25%, and adjustments made in respect of prior periods.

We expect our full year 2026 comparable effective tax rate to be approximately 26%.

Income tax In millions of €	Six Months Ended
	3 July 2026	27 June 2025
As reported	348	323
Adjust: Total items impacting comparability	7	12
Adjust: Restructuring charges[1]	12	17
Adjust: Property sale[2]	(7)	(9)
Adjust: Accelerated amortisation[3]	—	8
Adjust: Litigation[4]	—	(6)
Adjust: Net tax[5]	2	2
Comparable	355	335
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of other income related to gains on the sale of property in Germany in 2026. In 2025, the Group recognised other income related to additional consideration received from the sale of a different property, also located in Germany.
[3] Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the contractual agreements in 2025..
[4] Amounts represent the tax impact of release of a provision that had been established in prior years in connection with a labour law matter in Germany, for which no future cash outflows are expected.
[5] Amounts represent the deferred tax impact arising from income tax rate and law changes.

Supplemental Financial Information - Comparable Free Cash Flow

Comparable Free Cash Flow In millions of €	Six Months Ended
	3 July 2026	27 June 2025
Net cash flows from operating activities	1,035	986
Less: Purchases of property, plant and equipment	(310)	(343)
Less: Purchases of capitalised software	(121)	(87)
Add: Proceeds from sales of property, plant and equipment	50	45
Less: Payments of principal on lease obligations	(86)	(76)
Less: Net interest payments	(133)	(100)
Comparable Free Cash Flow	435	425

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 3 August 2026
	3 July 2026	31 December 2025		Moody’s	Fitch Ratings
Total borrowings	12,189	10,694	Long-term rating	A3	A-
Fair value of hedges related to borrowings[1]	93	76	Outlook	Stable	Stable
Other financial assets/liabilities[1]	(4)	10	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Adjusted total borrowings	12,278	10,780
Less: cash and cash equivalents[2],[4]	(1,753)	(918)
Less: short term investments[3]	(241)	(39)
Net debt	10,284	9,823
______________________
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 3 July 2026 and 31 December 2025 include €55 million and €37 million of cash in Papua New Guinea Kina respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits held in APS and Europe with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term investments as at 3 July 2026 and 31 December 2025 include €14 million and nil of assets in Papua New Guinea Kina respectively, subject to the same currency controls outlined above.
[4] Cash and cash equivalents as at 3 July 2026 and 31 December 2025 include €5 million and nil respectively of cash held by the Group’s Employee Benefit Trust. The funds can be solely used for the purchases of CCEP shares to satisfy the Group’s award requirements under its current and future share-based compensation plans.

Supplemental Financial Information - Comparable EBITDA

Comparable EBITDA In millions of €	Six Months Ended
	3 July 2026	27 June 2025
Reported profit after tax	991	937
Taxes	348	323
Finance costs, net	117	98
Non-operating items	2	6
Reported operating profit	1,458	1,364
Depreciation and amortisation	439	469
Reported EBITDA	1,897	1,833

Items impacting comparability
Restructuring charges[1]	44	44
Property sale[2]	(23)	(30)
Litigation[3]	—	(19)
Acquisition and Integration related costs[4]	—	2
Comparable EBITDA	1,918	1,830
______________________
[1] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[2] Amounts represent other income related to gains on the sale of property in Germany in 2026. In 2025, the Group recognised other income related to additional consideration received from the sale of a different property, also located in Germany.
[3] Amounts represent the release of a provision that had been established in prior years in connection with a labour law matter in Germany, for which no future cash outflows are expected.
[4] Amounts represent costs associated with the acquisition and integration of CCBPI.

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Principal Risks and Risk Factors
The principal risks and risk factors disclosed in our 2025 Annual Report on Form 20-F for the year ended 31 December 2025 (‘2025 Annual Report’, pages 32 to 42 and 289 to 297, respectively) continue to represent our principal risks.
Since the publication of the Annual Report, the external risk environment has become more volatile, driven primarily by heightened geopolitical tensions in the Middle East. These developments have introduced increased uncertainty across energy markets, supply chains and financial conditions, and have contributed to renewed inflationary pressures.
Energy market disruption remains the primary transmission channel. Ongoing constraints in global shipping and reduced flows through the Strait of Hormuz have led to elevated and volatile oil and gas prices, increasing input and transport costs and creating broader inflationary effects across the economy. These conditions have contributed to tighter financial conditions and a more uncertain macroeconomic outlook, characterised by moderate growth and increased downside risks, particularly in Europe and emerging markets.
Geopolitical risk remains elevated, with the duration and potential escalation of the Middle East conflict representing a key uncertainty. The risk environment has shifted towards more persistent disruption, with tightening supply conditions, reduced system resilience and increased sensitivity to further shocks.
Supply chain risk has increased indirectly through higher input costs, logistics disruption and supplier exposure rather than through immediate availability constraints. While the Group has not experienced material supply interruptions, continued volatility in commodities and transport costs requires ongoing mitigation through hedging, supplier engagement and contingency planning.
From a financial perspective, cost pressures related to commodities, energy and logistics have increased, although these impacts are being actively managed through established mitigation actions, including cost discipline, hedging and selective pricing measures. The Group currently does not anticipate a material short-term risk to supply continuity.
Cyber and information security risk has increased in line with the broader geopolitical environment, with heightened levels of state-aligned and opportunistic cyber activity globally. While there have been no material incidents affecting the Group, the overall threat environment remains elevated and continues to require sustained focus on resilience and control maturity.
Regulatory and compliance risks continue to evolve, including ongoing investigations and increasing regulatory activity across competition, trade and data governance. The pace and complexity of regulatory change has increased, requiring enhanced monitoring, engagement and coordination across markets.
Consumer risk remains linked to macroeconomic conditions, with cost-of-living pressures potentially affecting affordability and demand over time. While no material demand disruption has been observed to date, softer sentiment in certain markets and channels may emerge if inflationary pressures persist.
In addition, climate-related risks remain relevant, with forecasts indicating increasing likelihood of extreme weather events and water-related pressures, which may further impact operations and supply chains.
Overall, while the nature of the Group’s principal risks remains unchanged, the level of uncertainty and volatility across the risk landscape has increased during the first half of 2026. The Middle East conflict, and its impact on energy markets, inflation and global supply chains, represents the most significant driver of this development.
The Group continues to monitor these developments closely. While current mitigation actions remain appropriate, the duration and potential escalation of geopolitical disruption, together with macroeconomic uncertainty, could have further implications for the Group’s risk profile in the second half of the year.
Accordingly, the information provided about our principal risks and risk factors in the table below and in the “Principal Risks and Risk Factors” section of our 2025 Annual Report, and any or all of the principal risks and risk factors contained therein, may be exacerbated by developments in the factors identified above, as well as those described in our Forward-Looking Statements set out on page 10 of this interim management report.
The risks described in this report and in our 2025 Annual Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also adversely affect our business, financial condition or results of operations.

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SUMMARY OF OUR PRINCIPAL RISKS
The table below shows our Principal Risks:

Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2026	Opportunities arising from risk	Change vs 2025 Annual Report
Market	The risk that CCEP fails to identify and effectively respond to changes in the competitive environment, including access to customers and consumers, and pricing terms and conditions resulting in a loss of market share, revenue and reduction in shareholder value.	• International marketing services agreement guidelines • Affordability plans in several markets • Shopper insights • New route to market opportunities • Pack and product innovation	• Development of eB2B capability as part of overall digital strategy with rollout of platform in Spain
• Further drive focus on Coke™ through an acceleration on Coca-Cola Original Taste with innovation and strong campaigns and accelerate Coke Zero by leveraging the new global “Icon” relaunch
• Recruiting consumers into our great brands by offering affordable propositions for shoppers searching for value
				• Improving operational performance and decision making through the use of AI and digital technology, product innovation and reducing our response times to changes in consumer habits and market conditions	→
Economic and tax	The risk that an inability to anticipate and effectively manage fluctuations in foreign exchange and commodity prices, balance our capital allocation for reinvestment and effectively manage our tax positions leads to a reduction in revenue, profitability, and shareholder value.

• Hedging policy
• Maintain a strong level of liquidity and back up credit lines for working capital purposes as well as unexpected cash flow swings while continuing to borrow long term at the right time
• CCEP controls framework
• Regular updates on the Group’s tax position to the Chief Accounting Officer, Chief Financial Officer and Audit Committee
		• Group’s tax strategy	• Implement a global direct tax reporting system that ensures consistent standards, improves accuracy and strengthens controls. This system will also support compliance with Pillar Two calculations and reporting requirements globally	• Improving our financial and business performance by working with governments on consultation processes for tax regulation, continuing to build strong macro-economic capabilities and effectively hedging commodities and managing debt	→

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2026	Opportunities arising from risk	Change vs 2025 Annual Report
Packaging
The risk that an inability to deliver environmentally sustainable packaging solutions for our products may lead to increased taxes and regulations relating to packaging (e.g. limits on single use plastics) and a shift in consumer and customer preferences towards more sustainable alternatives resulting in reduced revenue or market share, increases to the cost of production and compliance, an inability to achieve our GHG emissions reduction targets causing reputational damage and a loss of our social licence to operate.

• Roadmap to support collection including advocacy for container deposit and return schemes and Extended Producer Responsibility (EPR)
• rPET roadmap
• Packaging design and innovation
• CCEP Ventures investment in new recycling technologies and packaging innovation
• Continued investment in refillable packaging in France	• Strengthen our 2030 collection roadmaps with a focus on deposit return scheme (DRS) implementation in European markets and self-funded collection and optimally designed EPR legislation in emerging markets, continue to advocate for an ambitious Global Plastics Treaty across the full lifecycle of plastic and continue to invest in rPET

				• Reducing the amount of waste going to landfill by leveraging the strength of our portfolio mix, increasing collection rates, investing in recycling technologies and promoting recycling	→
Category evolution	The risk that CCEP is unable to effectively identify and respond to changes in customer, consumer and regulatory perception and preferences for our products leading to a loss of market share, revenue, increased regulatory scrutiny, higher taxes and damage to brand and reputation.

• Regulatory and policy risk management • Category reputation and stakeholders’ trust • Customer engagement	• Health and nutrition • Category affordability	• Building sustainable growth by reducing regulatory and policy uncertainty through early, structured engagement with governments on taxation, marketing, packaging and ingredient rules, enabling more predictable investment, internal compliance readiness, and commercial planning

→
Geopolitical and global	The risk that an inability to anticipate and respond to geopolitical instability and global events (e.g. regional conflicts or wars, global pandemics, natural disasters) leads to disruptions to global supply chains, a reduction in profitability and shareholder value, and damage to reputation and brand.

• CCEP Incident Management and Crisis Response (IMCR) process
• CCEP Business Continuity and Resilience (BCR) Framework
• Early warning indicators to identify potential risks early and increase the reaction time needed to implement adequate countermeasures
• Monitoring of global issues and tracking of political elections and corporate positions including within the Coca-Cola system
• Strengthen community management and digital monitoring capabilities, enhancing collaboration with TCCC and European/APS bottlers to anticipate and prepare
• Enhance our website SEO and generative engine optimisation (GEO) to boost visibility, engagement and discoverability for audiences and to protect our Company reputation against AI-driven inaccuracies and misinformation
• Completion of implementation of new business continuity platform, further strengthening our resilience by continuing to build and enhance our incident and crisis management training and testing programme
				• Increasing resilience through supplier diversification; safeguarding customer and consumer loyalty by effectively communicating our positive local footprint	→

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2026	Opportunities arising from risk	Change vs 2025 Annual Report
Cyber and IT/OT resilience	The risk that cloud concentration and/or an inability to protect information systems and data from unauthorised access, misuse, software update incidents, or physical destruction results in disruption to operations, regulatory intervention, financial losses or damage to our company’s reputation.

• Cyber strategy
• Information security and data privacy training and awareness
• BCP and disaster recovery programme
• Threat vulnerability management and threat intelligence
• Global Security Operations Centre	• Strengthen data security, particularly across third party and cloud environments
• Mature and expand Security Operations Centre automation capabilities
• Refine risk management using Cyber Risk Insights
• Enhance cyber testing, including extending test duration and depth
• Maintain compliance in an increasingly regulated landscape, including NIS2 requirements
• Driving operational and technological efficiencies by modernizing equipment, applications, and processes to address technology debt and prevent potential entry points for threats and by upgrading systems and the OT organization

→
Business Transformation and digital capability	The risk that a failure to successfully execute the business transformation agenda leads to a diversion of management's focus away from our core business, an inability to execute our business plans effectively, possible disruption to our operations, and not delivering the expected value or benefit to the business.

		• Competitiveness steering committee and governance model for enterprise wide digital transformation • CCEP project management methodology and dedicated programme management office	• Continue developing the existing competitiveness and digital transformation initiatives • Continued Business Continuity and Resilience support to our business transformation programme	• Improved business growth and performance by embracing change to drive innovation and deliver operational efficiencies	→
Key supplier	The risk that critical suppliers are unable to provide the raw materials and services needed to produce CCEP's products leading to an inability and/or delay in the delivery of our products to our customers, financial losses and reputation damage.

		• Supply risk and contingency process • Cross Enterprise Procurement Group (CEPG) to leverage global collaboration • Digital risk management and sensing technology	• Extending detailed cybersecurity assessments to a wider critical supplier base • Integration of risk management processes into new territories	• Improved financial performance and supply chain resilience through scenario planning, the development of alternatives and a more sustainable supplier base	→
Product quality	The risk of CCEP products failing to meet food safety, regulatory and quality requirements could harm consumers, lead to litigation, regulatory fines, damage our brand and reputation, and jeopardise our franchise agreements.

• Franchisor and internal standards and governance • ISO 9001 and FSSC 22000 certification • Customer and consumer complaint management • Incident management and crisis resolution	• Drive food safety culture further with implementation of HOP concepts • Governance of action plans from lessons learnt • Amplify the use of Quality 4.0 • Strengthen our change management application	• Improving business and financial performance through reduction of product quality incidents, product recalls and liabilities, by focusing on First Time Right (FTR) and the investment in our systems and people

→

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2026	Opportunities arising from risk	Change vs 2025 Annual Report
Health, safety and security	The risk of harm to the mental and physical health, safety and security of our employees, contractors and third parties, and the risk of theft, damage or fraudulent loss of organisational assets and financial integrity.

• Safety strategy • Security and integrity training and communication • Travel security programme • Fraud awareness and training • Anti-fraud policy	• Deployment of the travel security programme in the Philippines
• Strengthen security culture through awareness campaigns across the business
• Fraud training to high-risk roles and accredited fraud investigation training programme
• Introduce new balanced scorecard framework to strengthen performance monitoring
• Global implementation of new contractor management system in APS
• Machinery safety technology using radar to fail-safe
• The Philippines road safety holistic review
• Deploy anti-collision systems for forklifts in Belgium and Australia and promote global forklift operator initiatives that strengthen driver skills, engagement and safety culture	• Improved business performance through the removal of hazards and reduction of risks by continuing the roll out of our safety and security strategy and establishing an internal intelligence service to provide actionable intelligence and monitor geopolitical risks, emerging threats, and market trends

→
Climate and water	The risk that an inability to manage the physical and transition risks associated with climate change results in supply chain disruption, damage to our brand and reputation, regulatory fines and penalties, litigation, a reduction in shareholder value and ultimately damage to the environment and the broader community.

• Roadmap to reduce GHG emissions by 30% versus 2019
• Supplier GHG emissions reduction targets and engagement programme
• Integrated water risk and security management
• CCEP Ventures investment in low-carbon technologies and innovation
• Comprehensive NatCat and climate risk assessment with site surveys and modelling	• Continue to evolve our 2030 carbon reduction roadmap, with focus on the Philippines
• Six climate accelerator work groups to identify low carbon technologies and solutions to support our climate roadmap
• Review and update our water reduction roadmap focusing on water security and plants with the highest water risk and prioritising water-intensive processes
• Climate and water resilience working group to identify the actions we must take to adapt to the impacts of climate change and water scarcity both now and in the future
• Improve capital allocation by applying prioritisation formulas to maximise return on investments
• Improving energy efficiency and reducing operating costs and reliability through the investment in new technology, engaging in partnerships with other industries, customers and partners and focusing on water security and long-term water rights

→

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2026	Opportunities arising from risk	Change vs 2025 Annual Report
Legal, regulatory and compliance	The risk that an inability to identify, advocate for, and comply with new and/or changes to existing legal, regulatory and compliance requirements results in new or higher taxes, stricter sales and marketing controls, other punitive actions from regulators or legislative bodies, or litigation that negatively impacts our financial results, business performance and licence to operate.	• Compliance processes and training programmes
• Monitoring and implementation of new or changing laws and regulations
• Dialogue with government representatives and input to public consultations on new or changing regulations
• Records and information management programme
• Continue implementing action plans for completed bribery and corruption risk assessments, conduct additional assessments and enhance processes across markets
• CCEP digital regulatory monitoring and alert capability with TCCC and other bottlers
• Enhance Responsible AI framework at CCEP to strengthen awareness about responsible use of data and AI and ensure humans are at the centre
• Enable data compliance risk assessment including AI and intensify change management for improved adoption of data compliance procedures
• Harmonise data protection training and enable global inter-company transfers
• Advance third party risk governance by further developing due diligence processes, introducing automated screening and enabling scalable oversight	• Continue development and embedding of third party due diligence (TPDD), and sharing our local value model and community impact with stakeholders, particularly regulators, to support an effective regulatory environment for all
→
Talent and social responsibility	The risk that CCEP is unable to attract, develop, retain and motivate existing and future employees through its internal people and culture processes, and social commitments which may result in a failure to achieve our strategic objectives, increased turnover rates, a decline in employee engagement and overall business performance. A failure to act responsibly towards social commitments and corporate citizenship (including human rights) may also lead to reputational damage and/or litigation.

• CoC, CCEP Human Rights policy and Restructuring Guidelines, and Responsible Sourcing policy
• Annual Modern Slavery Statement and country specific human rights risk assessment in Germany
• Anti-harassment and Inclusion, Diversity & Equity Policy
• Ethics and human rights review of key partner hotels across Europe and APS
• Community impact: total investment and beneficiaries	• Implementation of the Corporate Sustainability Due Diligence Directive (CS3D)
• Implement the actions from the 2025 global inclusion survey
• Further embed the accessibility matrix across CCEP
• Embed our global commitment to workplace adjustments
			• Continued governance of our enhanced Employee Assistance Programme to improve consistency and quality of care	• Driving sustainable growth and maintaining our competitive edge as an employer of choice through investment in platforms for talent attraction and retention to foster internal mobility and continually upskill the workforce through our functional Academies	→

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2026	Opportunities arising from risk	Change vs 2025 Annual Report
TCCC and strategic partners	The risk that the incentives and strategy of TCCC and other strategic partners is misaligned with that of CCEP leading to actions and decisions that could negatively impact on CCEP’s business relationships, licence to operate and ability to deliver on its own strategic objectives.

		• Clear agreements govern the relationships • Long range planning and annual business planning processes • Routines between CCEP and franchisors	• Focus on the innovation pipeline and campaign calendar with TCCC and Monster to further accelerate the growth of our brands	• Improving market share and financial performance through research and development with TCCC and Monster into new products, reformulation and portfolio diversification, and equipment innovation	→

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Related Parties
Related party disclosures are presented in Note 10 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Going Concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated interim financial statements, the Directors have considered the Group’s financial performance in the period and have taken into account its current cash position and its access to a €1.8 billion undrawn committed credit facility. Further, the Directors have considered the current cash flow forecast, including a downside stress test, which supports the Group’s ability to continue to generate cash flows for a period to 31 August 2027.
On this basis, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period to 31 August 2027. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.

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Responsibility Statement
The Directors of the Company confirm that to the best of their knowledge:
•The condensed consolidated interim financial statements for the six months ended 3 July 2026 have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, UK adopted International Accounting Standard 34 “Interim Financial Reporting” and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority (DTR), and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group.
•The interim management report includes a fair review of the information required by the DTR 4.2.7 R and DTR 4.2.8 R as follows:
•DTR 4.2.7 R: (1) an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and (2) a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•DTR 4.2.8 R: (1) related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and (2) any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
A list of current directors is maintained on CCEP’s website: www.cocacolaep.com/about-us/governance/board-of-directors/.

On behalf of the Board

Damian Gammell	Ed Walker
Chief Executive Officer	Chief Financial Officer
4 August 2026

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INDEPENDENT REVIEW REPORT TO COCA-COLA EUROPACIFIC PARTNERS PLC
Conclusion
We have been engaged by the Company to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 3 July 2026 which comprises the condensed consolidated interim income statement, condensed consolidated interim statement of comprehensive income, condensed consolidated interim statement of financial position, condensed consolidated interim statement of cash flows, condensed consolidated interim statement of changes in equity and the related explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 3 July 2026 is not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board, International Accounting Standard 34, “Interim Financial Reporting” as adopted by the European Union, UK-adopted International Accounting Standard 34, “Interim Financial Reporting” and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board, International Accounting Standard 34, “Interim Financial Reporting” as adopted by the European Union, and UK-adopted International Accounting Standard 34, “Interim Financial Reporting”.
Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.
Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
4 August 2026

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		3 July 2026	27 June 2025
	Note	€ million	€ million
Revenue	2	10,724	10,274
Cost of sales		(6,936)	(6,637)
Gross profit		3,788	3,637
Selling and distribution expenses		(1,679)	(1,629)
Administrative expenses		(674)	(674)
Other income	13	23	30
Operating profit		1,458	1,364
Finance income		31	34
Finance costs		(148)	(132)
Total finance costs, net		(117)	(98)
Non-operating items		(2)	(6)
Profit before taxes		1,339	1,260
Taxes	11	(348)	(323)
Profit after taxes		991	937

Profit attributable to owners of the parent		967	913
Profit attributable to non-controlling interests		24	24
Profit after taxes		991	937

Basic earnings per share (€)	3	2.17	1.99
Diluted earnings per share (€)	3	2.17	1.99

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

		Six Months Ended
		3 July 2026	27 June 2025
	Note	€ million	€ million
Profit after taxes		991	937
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		249	(567)
Tax effect		—	—
Foreign currency translations, net of tax		249	(567)
Cash flow hedges:
Pretax activity, net	7	123	(103)
Tax effect		(33)	28
Cash flow hedges, net of tax		90	(75)
Other reserves:
Pretax activity, net		(1)	(1)
Tax effect		—	—
Other reserves, net of tax		(1)	(1)
Items that may be subsequently reclassified to the income statement		338	(643)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net		25	(12)
Tax effect		(6)	3
Pension plan remeasurements, net of tax		19	(9)
Changes in the fair value of equity investments at fair value through other comprehensive income:
Pretax activity, net		—	1
Tax effect		—	—
Changes in the fair value of equity investments at fair value through other comprehensive income, net of tax		—	1
Items that will not be subsequently reclassified to the income statement		19	(8)
Other comprehensive income/(loss) for the period, net of tax		357	(651)
Comprehensive income for the period		1,348	286

Comprehensive income attributable to owners of the parent		1,327	305
Comprehensive income/(loss) attributable to non-controlling interests		21	(19)
Comprehensive income for the period		1,348	286

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		3 July 2026	31 December 2025
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	12,700	12,490
Goodwill	4	4,627	4,536
Property, plant and equipment	5	6,204	6,155
Investment property		96	86
Non-current derivative assets	7	45	34
Deferred tax assets		1	5
Other non-current assets		489	487
Total non-current assets		24,162	23,793
Current:
Current derivative assets	7	132	84
Current tax assets		23	15
Inventories		1,915	1,547
Amounts receivable from related parties	10	87	99
Trade accounts receivable		3,434	2,685
Other current assets		728	659
Assets held for sale	6	6	33
Short term investments		241	39
Cash and cash equivalents		1,753	918
Total current assets		8,319	6,079
Total assets		32,481	29,872
LIABILITIES
Non-current:
Borrowings, less current portion	8	10,526	10,224
Employee benefit liabilities		115	150
Non-current provisions	12	50	56
Non-current derivative liabilities	7	157	147
Deferred tax liabilities		3,428	3,321
Non-current tax liabilities		23	27
Other non-current liabilities		57	59
Total non-current liabilities		14,356	13,984
Current:
Current portion of borrowings	8	1,663	470
Current portion of employee benefit liabilities		7	7
Current provisions	12	110	140
Current derivative liabilities	7	72	99
Current tax liabilities		477	343
Amounts payable to related parties	10	470	341
Trade and other payables		6,561	6,185
Total current liabilities		9,360	7,585
Total liabilities		23,716	21,569
EQUITY
Share capital		5	5
Share premium		308	308
Merger reserves		287	287
Other reserves		(1,260)	(1,585)
Retained earnings		8,938	8,820
Equity attributable to owners of the parent		8,278	7,835
Non-controlling interests	9	487	468
Total equity		8,765	8,303
Total equity and liabilities		32,481	29,872

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		3 July 2026	27 June 2025
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,339	1,260
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	374	380
Amortisation of intangible assets	4	65	89
Share-based payment expense		18	21
Gain on the sale of property	13	(23)	(30)
Finance costs, net		117	98
Income taxes paid		(191)	(230)
Changes in assets and liabilities:
Increase in trade and other receivables		(722)	(767)
Increase in inventories		(349)	(262)
Increase in trade and other payables		336	705
Increase in net payable from related parties		144	123
Decrease in provisions		(35)	(94)
Change in other operating assets and liabilities		(38)	(307)
Net cash flows from operating activities		1,035	986
Cash flows from investing activities:
Purchases of property, plant and equipment		(310)	(343)
Purchases of capitalised software		(121)	(87)
Proceeds from sales of property, plant and equipment		50	45
Investments in equity instruments		(1)	(1)
Net payments in short term investments		(199)	(271)
Interest received		15	24
Other investing activity, net		(8)	—
Net cash flows used in investing activities		(574)	(633)
Cash flows from financing activities:
Proceeds from borrowings, net		1,127	793
Changes in short-term borrowings	8	682	355
Repayments on third party borrowings		(319)	(366)
Payments of principal on lease obligations		(86)	(76)
Interest paid		(148)	(124)
Dividends paid		(365)	(367)
Purchase of own shares under share buyback programme	9	(503)	(365)
Treasury shares acquired	9	(17)	(40)
Exercise of employee share options		—	1
Other financing activities, net		(16)	(15)
Net cash flows used in financing activities		355	(204)
Net change in cash and cash equivalents		816	149
Net effect of currency exchange rate changes on cash and cash equivalents		19	(53)
Net cash and cash equivalents at beginning of period		918	1,563
Net cash and cash equivalents at end of period		1,753	1,659

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,753	1,659
Bank overdrafts		—	—
Net cash and cash equivalents at end of period		1,753	1,659

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985
Profit after taxes		—	—	—	—	913	913	24	937
Other comprehensive income/ (loss)		—	—	—	(599)	(9)	(608)	(43)	(651)
Total comprehensive income/ (loss)		—	—	—	(599)	904	305	(19)	286
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(15)	—	(15)	—	(15)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	4	—	4	—	4
Issue of shares during the period		—	1	—	—	—	1	—	1
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(9)	(9)	—	(9)
Equity-settled share-based payment expense		—	—	—	—	22	22	—	22
Share-based payments tax effects		—	—	—	—	(7)	(7)	—	(7)
Treasury shares acquired	9	—	—	—	—	(33)	(33)	—	(33)
Own shares purchased under share buyback programme	9	—	—	—	—	(365)	(365)	—	(365)
Dividends		—	—	—	—	(364)	(364)	—	(364)
Balance as at 27 June 2025		5	308	287	(1,522)	8,950	8,028	477	8,505

Balance as at 31 December 2025		5	308	287	(1,585)	8,820	7,835	468	8,303
Profit after taxes		—	—	—	—	967	967	24	991
Other comprehensive income/(loss)		—	—	—	341	19	360	(3)	357
Total comprehensive income/(loss)		—	—	—	341	986	1,327	21	1,348
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(22)	—	(22)	(2)	(24)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	6	—	6	—	6
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(1)	(1)	—	(1)
Equity-settled share-based payment expense		—	—	—	—	18	18	—	18
Share-based payments tax effects		—	—	—	—	(1)	(1)	—	(1)
Treasury shares acquired	9	—	—	—	—	(17)	(17)	—	(17)
Own shares purchased under share buyback programme	9	—	—	—	—	(503)	(503)	—	(503)
Dividends		—	—	—	—	(364)	(364)	—	(364)
Balance as at 3 July 2026		5	308	287	(1,260)	8,938	8,278	487	8,765

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 4 of the 2024 consolidated financial statements for further details about the acquisition of CCBPI. Coca‑Cola Beverages Philippines, Inc. was renamed Coca‑Cola Europacific Aboitiz Philippines, Inc. (CCEAP) effective 13 January 2025.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006 (the Act). They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2025, which were prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), have been delivered to the Registrar of Companies for England and Wales. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or 498 (3) of the Companies Act 2006.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the U.K. adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, the International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, the International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board and should be read in conjunction with our 2025 consolidated financial statements. The annual financial statements of the Group for the year ended 31 December 2026 will be prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The accounting policies applied in these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2025. The Group has not early adopted any standards, amendments to accounting standards or interpretations that have been issued but are not yet effective. The policy for recognising income taxes in the interim period is consistent with that applied in previous interim periods and is described in Note 11.
Several amendments apply for the first time in 2026, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
The condensed consolidated interim financial statements have been prepared on a going concern basis (refer to the “Going Concern” paragraph on page 25).
Reporting periods
Results are presented for the interim period from 1 January 2026 to 3 July 2026.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday nearest to the end of the interim calendar period. There are six more consumption days between the six months ended 3 July 2026 versus the six months ended 27 June 2025, and there will be six less consumption days in the second six months of 2026 versus the second six months of 2025.

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The following table summarises the number of consumption days for the half/full years ended 31 December 2026 and 31 December 2025:

	Half year	Full year
2026	184	365
2025	178	365
Change	6	—
Comparability
Operating results for the first half of 2026 may not be indicative of the results expected for the year ended 31 December 2026 as sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year over year shifts in holidays, consumption days and weather patterns can impact the Group’s results on an annual or half yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates from local currency to euro used for translation purposes were:

	Average for the six month period ended		Closing as at
	3 July 2026	27 June 2025	3 July 2026	31 December 2025
British pound	1.153	1.187	1.168	1.148
US dollar	0.857	0.920	0.874	0.851
Norwegian krone	0.090	0.086	0.089	0.085
Swedish krona	0.093	0.090	0.091	0.092
Icelandic krona	0.007	0.007	0.007	0.007
Australian dollar	0.602	0.582	0.606	0.570
Indonesian rupiah[1]	0.050	0.056	0.049	0.051
New Zealand dollar	0.503	0.532	0.499	0.493
Papua New Guinean kina	0.199	0.227	0.199	0.200
Philippine peso	0.014	0.016	0.014	0.014
[1] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
Note 2
OPERATING SEGMENTS
Description of segments and principal activities
The Group derives its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

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	Six Months Ended 3 July 2026			Six Months Ended 27 June 2025
	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	7,911	2,813	10,724	7,471	2,803	10,274
Comparable operating profit[1]	1,133	348	1,481	1,053	337	1,390
Items impacting comparability[2]			(23)			(26)
Reported operating profit			1,458			1,364
Total finance costs, net			(117)			(98)
Non-operating items			(2)			(6)
Reported profit before tax			1,339			1,260
[1] Comparable operating profit includes comparable depreciation and amortisation of €308 million and €129 million for Europe and APS respectively, for the six months ended 3 July 2026. Comparable depreciation and amortisation charges for the six months ended 27 June 2025 totalled €298 million and €143 million, for Europe and APS respectively.
[2] Items impacting the comparability of period-over-period financial performance for 2026 primarily include restructuring charges of €46 million, offset by gains on the sale of a property in Germany of €23 million. Items impacting the comparability for 2025 primarily include restructuring charges of €46 million, accelerated amortisation charges of €27 million, €2 million of deal and integration costs related to the Acquisition, offset by additional consideration received from the sale of a property in Germany of €30 million and a litigation provision reversal of €19 million.
No single customer accounted for more than 10% of the Group’s revenue during the six months ended 3 July 2026 and 27 June 2025.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	3 July 2026	27 June 2025
Revenue	€ million	€ million
Great Britain	1,792	1,697
Iberia[1]	1,639	1,555
Germany	1,619	1,547
France[2]	1,314	1,261
Belgium/Luxembourg	558	536
Netherlands	457	412
Norway	245	212
Sweden	242	210
Iceland	45	41
Total Europe	7,911	7,471
Australia	1,222	1,176
Philippines	979	995
New Zealand and Pacific Islands	308	312
Indonesia	172	195
Papua New Guinea	132	125
Total APS	2,813	2,803
Total CCEP	10,724	10,274
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue during the period, after deducting the weighted average number of treasury shares held. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.

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The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	3 July 2026	27 June 2025
Profit after taxes attributable to equity shareholders (€ million)	967	913
Basic weighted average number of Shares in issue[1] (million)	446	459
Effect of dilutive potential Shares[2] (million)	—	—
Diluted weighted average number of Shares in issue[1] (million)	446	459
Basic earnings per share (€)[3]	2.17	1.99
Diluted earnings per share (€)[3]	2.17	1.99
[1] As at 3 July 2026 and 27 June 2025, the Group had 443,217,637 and 457,224,052 Shares, respectively, in issue and outstanding. As at 3 July 2026 and 27 June 2025, the Group held 39,740 and 530,509 treasury shares, respectively, that were acquired by Coca-Cola Europacific Partners Plc Employee Benefit Trust (see Note 9). The Shares held by the trust are excluded from the calculation of basic and diluted earnings per share.
[2] For the six months ended 3 July 2026 and 27 June 2025, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
[3] Basic and diluted earnings per share are calculated prior to rounding.
Note 4
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 3 July 2026:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2025	12,490	4,536
Additions	94	—
Amortisation expense	(65)	—
Transfers and reclassifications	(4)	—
Currency translation adjustments	185	91
Net book value as at 3 July 2026	12,700	4,627
Note 5
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 3 July 2026:

Total
€ million
Net book value as at 31 December 2025	6,155
Additions	389
Disposals	(8)
Transfers from assets held for sale	4
Transfers to investment property	(11)
Depreciation expense	(374)
Other transfers and reclassifications	4
Currency translation adjustments	45
Net book value as at 3 July 2026[1]	6,204
[1] The net book value of property, plant and equipment includes right of use assets of €650 million.
Note 6
ASSETS HELD FOR SALE
Assets classified as held for sale as at 3 July 2026 and 31 December 2025 were €6 million and €33 million, respectively. These assets primarily consist of properties expected to be sold in the near future.

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Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2025 consolidated financial statements.
The fair values of the Group’s cash and cash equivalents, short term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s investments in money market funds, which are classified as financial assets at fair value through profit or loss as they do not meet the solely payments of principal and interest criterion, as at 3 July 2026 and 31 December 2025, were €551 million and €115 million, respectively.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 3 July 2026 and 31 December 2025, was €11.6 billion and €10.1 billion, respectively. This compared to the carrying value of total borrowings as at 3 July 2026 and 31 December 2025 of €12.2 billion and €10.7 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 3 July 2026 and 31 December 2025, the total value of derivative assets was €177 million and €118 million, respectively. As at 3 July 2026 and 31 December 2025, the total value of derivative liabilities was €229 million and €246 million, respectively. During the six months ended 3 July 2026, a gain of €123 million (27 June 2025: loss of €103 million) was recorded within Other Comprehensive Income, primarily related to changes in fair value of commodity hedges.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes to the Group’s risk management policies since the year end.

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Note 8
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	3 July 2026	31 December 2025
	€ million	€ million
Non-current:
Euro denominated bonds[1], [2], [3], [4]	9,115	8,367
Foreign currency bonds (swapped into Euro)[5]	—	425
Australian dollar denominated bonds	276	261
Foreign currency bonds (swapped into Australian dollar)[1], [5]	302	301
PHP Term loan due 2034	333	338
Lease obligations	500	532
Total non-current borrowings	10,526	10,224

Current:
Euro denominated bonds[6]	299	250
Foreign currency bonds (swapped into Euro)[5]	437	—
Australian dollar denominated bonds[7]	—	17
Philippines peso denominated loans[8] - [14]	71	36
Euro commercial paper[15]	682	—
Lease obligations	174	167
Total current borrowings	1,663	470
[1] Some bonds are fully or partially designated in a fair value hedge relationship.
[2] In February 2026 the Group issued €300 million Floating Rate Notes due 2028.
[3] In May 2026, the Group issued €600 million 3.500% Notes due 2032.
[4] In June 2026, the Group issued €150 million 3.500% Notes due 2032.
[5] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[6] In March 2026, the Group repaid prior to maturity the outstanding amount related to the €250 million 2.750% Notes due in May 2026.
[7] In May 2026, the Group repaid on maturity A$30 million 4.125% Notes 2026.
[8] In January 2026, the Group issued PHP2 billion 4.650% Loan due 2027.
[9] In February 2026, the Group issued PHP1 billion 4.650% Loan due 2027.
[10] In February 2026, the Group issued PHP1 billion 4.750% Loan due 2027 which was repaid prior to maturity in May 2026.
[11] In March 2026, the Group issued PHP1 billion 4.750% Loan due 2027.
[12] In March 2026, the Group issued PHP1 billion 5.270% Loan due 2027 which was repaid prior to maturity in June 2026 .
[13] In February 2026, the Group repaid on maturity the outstanding amount related to the PHP500 million 4.350% Loan.
[14] In June 2026, the Group made a partial repayment of PHP1 billion related to the PHP2 billion 4.700% Loan due in December 2026.
[15] During six months ended 3 July 2026, the Group issued €6,622 million and repaid €5,940 million Euro commercial paper. During six months ended 27 June 2025, the Group issued €5,346 million and repaid €4,991 million Euro commercial paper. The issuance net of repayments of Euro commercial paper is presented as changes in short-term borrowings in our condensed consolidated interim statement of cash flows.
Note 9
EQUITY
Share Capital
As at 3 July 2026, the Company had issued and fully paid 443,217,637 Shares (31 December 2025: 449,086,551 Shares) with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. During the six months ended 3 July 2026, the Group issued 4,512 Shares (851,256 Shares for the six months ended 27 June 2025) in connection with its current share-based compensation plans.

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Share buyback programme
In February 2026, the Group launched a share buyback programme of up to €1 billion to be completed over a 12-month period. All shares repurchased under the programme are subject to cancellation. For the six months ended 3 July 2026, a total of 5,873,426 shares were repurchased and cancelled. The total consideration paid for the repurchase of these shares, including transaction costs, was approximately €503 million and was recognised as a deduction from retained earnings.
In February 2025, the Group launched a share buyback programme of up to €1 billion to be completed over a 12-month period. All shares repurchased under the programme were subject to cancellation. For the six months ended 27 June 2025, 4,574,261 shares were repurchased and cancelled. The total consideration paid for the repurchase of these shares, including transaction costs, approximated €365 million and was recognised as a deduction from retained earnings.
Treasury shares
For the six months ended 3 July 2026 and 27 June 2025, total consideration for the Shares acquired by the Coca-Cola Europacific Partners plc Employee Benefit Trust (referred to as “the Trust”) is €17 million and €33 million, respectively, including directly attributable costs. As at 3 July 2026, the outstanding balance of Shares acquired by the Trust, amounting to €3 million (31 December 2025: €33 million), was deducted from retained earnings. As at 3 July 2026, the Trust held 39,740 Shares (31 December 2025: held 440,588 Shares) classified as treasury shares for accounting purposes. The Shares held by the Trust are excluded from the calculation of earnings per share (see Note 3).
Dividends are waived on all Shares held with this classification by the Trust.
Dividends
During the first six months of 2026, the Board declared a first half dividend of €0.82 per share, which was paid on 27 May 2026. During the first six months of 2025, the Board declared a first half dividend of €0.79 per share, which was paid on 27 May 2025.
Non-controlling interests
As at 3 July 2026 and 31 December 2025, equity attributable to non-controlling interests was €487 million and €468 million, respectively.
Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished goods. The following table summarises the transactions with TCCC that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	3 July 2026	27 June 2025
	€ million	€ million
Amounts affecting revenue[1]	73	72
Amounts affecting cost of sales[2]	(2,448)	(2,381)
Amounts affecting operating expenses[3]	5	—
Total net amount affecting the consolidated income statement	(2,370)	(2,309)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.
The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position as at the dates presented:

	3 July 2026	31 December 2025
	€ million	€ million
Amount due from TCCC	86	92
Amount payable to TCCC	422	289

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Transactions with Cobega companies
The principal transactions with Cobega are for the purchase of packaging materials. The following table summarises the transactions with Cobega that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	3 July 2026	27 June 2025
	€ million	€ million
Amounts affecting revenues[1]	—	1
Amounts affecting cost of sales[2]	(32)	(37)
Amounts affecting operating expenses[3]	(1)	(3)
Total net amount affecting the consolidated income statement	(33)	(39)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of packaging materials.
[3] Amounts principally relate to maintenance and repair services and transportation.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position as at the dates presented:

	3 July 2026	31 December 2025
	€ million	€ million
Amount due from Cobega	1	7
Amount payable to Cobega	11	20
Transactions with Other Related Parties
For the six months ended 3 July 2026 and 27 June 2025 the Group recognised charges in cost of sales of €114 million and €108 million, respectively, in connection with transactions that have been entered into with joint ventures, associates and other related parties predominantly for the purchase of resin as well as container deposit scheme charges in Australia.
Transactions with joint ventures, associates and other related parties that impacted the condensed consolidated interim statement of financial position as at 3 July 2026 include €37 million in amounts payable to related parties. As at 31 December 2025 amounts payable to related parties included €32 million related to transactions with joint ventures, associates and other related parties.
Certain defined benefit entities meet the definition of related parties. For the six months ended 3 July 2026 and 27 June 2025, the Group contributed €21 million and €5 million, respectively.
Note 11
TAXES
Income Tax expense
Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate (ETR) was 26% for both the six months ended 3 July 2026 and 27 June 2025, and 23% for the year ended 31 December 2025. The ETR has been calculated by applying the weighted average annual ETR, excluding discrete items, of 26% to the profit before tax for both the six months ended 3 July 2026 and 27 June 2025.
The ETR of 26% which is higher than statutory UK rate of 25% reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate and adjustments made in respect of prior periods.

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The following table summarises the major components of income tax expense for the periods presented:

	3 July 2026	27 June 2025
	€ million	€ million
Current income tax:
Current income tax charge	340	303
Adjustment in respect of current income tax from prior periods	—	(1)
Total current tax	340	302
Deferred tax:
Relating to the origination and reversal of temporary differences	8	22
Adjustment in respect of deferred income tax from prior periods	2	1
Relating to changes in tax rates or the imposition of new taxes	(2)	(2)
Total deferred tax	8	21
Income tax charge per the consolidated income statement	348	323
Tax Provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 3 July 2026, €343 million (31 December 2025: €329 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.

The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.
Global Minimum Top-Up Tax
The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top up tax in preparing its condensed consolidated interim financial statements as at 3 July 2026.

The Group is in scope and is subject to top up tax in relation to its operations in a few countries. No material expense or liability has been recognised in the condensed consolidated interim financial statements.
Note 12
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2025	135	61	196
Charged/(credited) to profit or loss:
Additional provisions recognised	35	5	40
Unused amounts reversed	(3)	(7)	(10)
Utilised during the period	(64)	(5)	(69)
Currency translation adjustments	—	3	3
Balance as at 3 July 2026	103	57	160
[1] Other provisions primarily relate to decommissioning provisions and legal reserves.
Restructuring programmes
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.

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During the first half of 2026, as part of this programme, the Group recognised €46 million of costs primarily related to expected severance payments.
Guarantees
As of 3 July 2026, the Group has issued guarantees to third parties of €989 million (31 December 2025: €944 million), primarily relating to ongoing litigations, tax matters and insurance arrangements in certain territories. No significant additional liabilities in the accompanying condensed consolidated interim financial statements are expected to arise from the guarantees issued.
Commitments
There have been no significant changes in commitments since 31 December 2025.
Contingencies
There have been no significant changes in contingencies since 31 December 2025.
Refer to Note 23 of the 2025 consolidated financial statements for further details about the Group’s guarantees, commitments and contingencies.
Note 13
OTHER INCOME
For the six months ended 3 July 2026, the Group recognised €23 million of other income related to gains on the sale of a property in Germany. For the six months ended 27 June 2025, the Group recognised €30 million of other income related to additional consideration received from the sale of a property located in Germany.
Note 14
EVENTS AFTER THE REPORTING PERIOD
The Condensed Consolidated Interim Financial Statements were authorised for issue by the Board on 03 August 2026.
Management has assessed events occurring between 3 July 2026 and the date of authorisation of these financial statements and concluded that there were no material adjusting or non-adjusting events that require recognition in, or disclosure to, these financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 4 August 2026	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer